July 5, 2018

Craig Arakawa
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Foresight Energy LP Form 10-K for the Fiscal Year Ended December 31, 2017 Response Dated June 12, 2018 File No. 001-36503

Dear Mr. Arakawa:

This letter sets forth Foresight Energy LP’s (the “Partnership”) responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) set forth in your letter dated June 21, 2018 (the “Comment Letter”), regarding the Form 10-K for the Fiscal Year Ended December 31, 2017.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2017

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Impairment of Depreciable Assets, page 77

1.

We note your response to comment 1 regarding the reduction in your reserves related to Hillsboro and Macoupin mines in fiscal 2016. Given the magnitude of the decrease in reserves experienced at Hillsboro and Macoupin in 2016 were 63% and 86% respectively, please explain to us in further detail how you concluded that the reduction in reserves from your mine plans did not have a material net impact on existing or forecasted cash flows of the Hillsboro and Macoupin assets and that a detailed impairment analysis was not warranted.

Response:  The Partnership acknowledges the Staff’s comment and provides the following additional background:  The 545 million and 389 million clean recoverable tons adjusted during the fiscal year ended December 31, 2016, at Hillsboro and Macoupin, respectively (collectively, the “Adjusted Reserves”), are reserves which the Partnership controls through a series of mineral leases. These mineral leases require minimum royalty payments, which are recoupable against future royalties per the terms of each specific lease. At December 31, 2016, the minimum contractual prepaid royalties on the leases associated with the Adjusted Reserves totaled $74.6 million. As noted in the response dated June 12, 2018, to comment 1 of your letter dated May 31, 2018, and disclosed within Note 15 of the Partnership’s 2016 consolidated financial statements, we established a $74.6 million reserve against the minimum contractual prepaid royalties as these reserves were undeveloped and would have required significant capital investment to mine. Given that the Partnership’s restructuring transactions in August 2016 (disclosed within Note 3 of the Partnership’s 2016 consolidated financial statements) restricted our ability to incur additional indebtedness and raise the capital necessary to develop the Adjusted Reserves, the Partnership concluded that its ability to recoup these amounts was improbable. Additionally, the Partnership advises the Staff that the Adjusted Reserves had no other associated carrying value, aside from the $74.6 million in contractual prepaid royalties.

Regarding the reduction in reserves and any material net impact on existing or forecasted cash flows, the Partnership advises the Staff that the Adjusted Reserves did not have a material net impact on existing or forecasted future cash flows of the Hillsboro and Macoupin assets because the existing and forecasted future cash flows were exclusive of any projected capital investment or mining of the Adjusted Reserves. As noted above, the Adjusted Reserves were undeveloped and would have required significant capital investment to mine (i.e., existing development and long-lived assets would not support the mining of the Adjusted Reserves). Additionally, the Partnership’s mine plans subsequent to the restructuring transactions in August 2016 excluded any consideration of the Adjusted Reserves, extended to 2083 and 2051 for Hillsboro and Macoupin, respectively, and resulted in positive future cash flows sufficient to support the carrying values of the respective assets (property, equipment, and remaining mineral interest) at each mine. Accordingly, the removal of the 545 million and 389 million clean recoverable tons during the fiscal year ended December 31, 2016, at Hillsboro and Macoupin, respectively, was not deemed an indicator of impairment for the existing mineral reserves and long-lived assets associated with the developed portions of the mines. The developed portions of the mines were projected to generate significant positive cash flows such that no indicators of impairment with ASC 360-10-35-21 were noted. Thus, a detailed recoverability analysis was not warranted.

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We appreciate the Staff’s comments and request the Staff contact me at (314) 932-6160 or at jeremyharrison@coalsource.com with any questions or comments regarding this letter.

Sincerely,

/s/ Jeremy J. Harrison

Jeremy J. Harrison
Chief Accounting Officer

cc:	Robert D. Moore
Chairman, President, and Chief Executive Officer

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